August 4, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Kuhar
Jimmy McNamara
Alan Campbell

Re:	Graf Acquisition Corp. IV
Amendment No. 2 to Registration Statement on Form S-4
Filed July 17, 2023
File No. 333-271929

Dear Mr. McNamara:

On behalf of our client, Graf Acquisition Corp. IV, a Delaware corporation (the “Company” or “Graf”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 25, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4, filed on July 17, 2023.

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers about the Business Combination and the Special Meeting What is NKGen?, page 12

1.	We note your response to prior comment two and re-issue in part. We note that your disclosure here and on page 33 continues to state that SuperNK cells "have increased activity as compared to the starting population of NK cells, as defined by parameters such as cytotoxicity, cytokine production and activating receptor expression." Please revise your disclosure to instead present or summarize the objective results from NKGen's preclinical tests and/or clinical trials of SuperNK cells.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 32, 229, 230, 236, 238, 239, 240, 241 and 282 of Amendment No. 3.

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Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:        James A. Graf, Graf Acquisition Corp. IV

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